Filed Pursuant to Rule 433

under the Securities Act

Registration Statement

No. 333-187307

Santander Holdings USA, Inc.

$1,000,000,000

2.650% Senior Notes due April 2020

Term Sheet

Issuer:	Santander Holdings USA, Inc.

Expected Ratings[1]	Baa2/BBB (Moody’s/S&P)

Security Type:	Senior unsecured notes

Trade Date:	April 14, 2015

Settlement Date:	April 17, 2015 (T+3 days)

Maturity Date:	April 17, 2020

Principal Amount:	$1,000,000,000

Benchmark Treasury:	1.375% due March 31, 2020

Benchmark Treasury Price and Yield:	100-06 / 1.336%

Spread to Benchmark:	+140 bps

Yield to Maturity:	2.736%

Coupon:	2.650%

Public Offering Price:	99.601%

Net Proceeds:	$992,510,000 (before expenses)

Interest Payment Dates:	Interest on the notes is payable on the 17th of each April and October beginning October 17th, 2015.

Redemption:	The notes will be redeemable in whole or in part by the Issuer on or after the 30th day prior to the maturity date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to the date of redemption

Listing:	The notes will not be listed on any national securities exchange or included in any automated quotation system. Currently there is no market for the notes

CUSIP:	80282K AD8

[1]	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency

ISIN:	US80282K AD81

Joint Book-Running Managers:	Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Santander Investment Securities Inc.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling toll-free (i) Barclays Capital Inc. at 1-888-603-5847, (ii) Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or (iii) Santander Investment Securities Inc. at 1-855-403-3636.